                                                                   Exhibit 17(c)


                                  Van Kampen

                             Life Investment Trust

                                Morgan Stanley

                                  Real Estate

                             Securities Portfolio


The Morgan Stanley Real Estate Securities Portfolio is a mutual fund with the primary investment objective to seek long-term growth of capital. Current income is a secondary investment objective.

Shares of the Portfolio have not been approved or disapproved by the Securities and Exchange Commission (SEC) or any state regulator, and neither the SEC nor any state regulator has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                   This prospectus is dated April 28, 2000.

                                CLASS I SHARES
                                  PROSPECTUS

(Any shares offered prior to April 28, 2000 have been designated Class I Shares)

                                  Van Kampen
                                    Funds

                               Table of Contents

Risk/Return Summary......................................................   3

Van Kampen Life Investment Trust General Information.....................   5

Investment Objectives, Policies and Risks................................   5

Investment Advisory Services.............................................  10

Purchase of Shares.......................................................  11

Redemption of Shares.....................................................  12

Dividends, Distributions and Taxes.......................................  13

Financial Highlights.....................................................  14

No dealer, salesperson, or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offer contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by the Portfolio, the Portfolio's investment adviser or the Portfolio's distributor. This prospectus does not constitute an offer by the Portfolio or by the Portfolio's distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful for the Portfolio to make such an offer in such jurisdiction.

                              Risk/Return Summary


                             Investment Objectives

The Portfolio is a mutual fund with the primary investment objective to seek long-term growth of capital. Current income is a secondary investment objective.

                             Investment Strategies

Under normal market conditions, the Portfolio's investment adviser seeks to achieve the Portfolio's investment objectives by investing at least 65% of the Portfolio's total assets in a portfolio of securities of companies operating in the real estate industry, including equity securities of real estate investment trusts ("REITs") and other securities of real estate operating companies. The Portfolio's investment adviser diversifies its investments as to issuers, property types and regions. The Portfolio's investment adviser emphasizes a bottom-up stock selection (seeking individual companies with attractive fundamental valuations relative to their underlying real estate value) with a top-down asset allocation overlay (focusing on key regional criteria, including demographic and macroeconomic considerations, for optimizing regional and property market mix). Portfolio securities are typically sold when the investment adviser's assessments of the growth or income potential of such securities materially change. A company operating in the real estate industry is one that derives at least 50% of its assets, gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Besides equity securities of REITs, the Portfolio may invest in equity securities, including common stocks and convertible securities, or non-convertible preferred stocks and investment-grade quality securities of companies operating in the real estate industry. The Portfolio may purchase or sell up to 35% of its total assets in securities of companies outside the real estate industry. The Portfolio may invest up to 25% of its total assets in securities of foreign issuers, some or all of which may be in the real estate industry. The Portfolio may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

                               Investment Risks

An investment in the Portfolio is subject to investment risks, and you could lose money on your investment in the Portfolio. There can be no assurance that the Portfolio will achieve its investment objectives.

Market risk. Market risk is the possibility that the market values of securities owned by the Portfolio will decline. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. Investments in equity securities generally are affected by changes in the stock markets, which fluctuate substantially over time, sometimes suddenly and sharply. The prices of equity securities of companies in the real estate industry may be more volatile and may not fluctuate in tandem with overall changes in the stock markets. The value of debt securities tend to fall as interest rates rise, and such declines may be greater among securities with longer maturities.

Risks of investing in real estate. Because of the Portfolio's policy of concentrating its of investments in securities of companies operating in the real estate industry and because a substantial portion of the Portfolio's investments may be comprised of REITs, the Portfolio may be more susceptible to risks associated with the ownership of real estate and with the real estate industry in general. These risks can include fluctuations in the value of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in competition, property taxes, capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. In addition, REITs depend upon specialized management skills, may have limited financial resources, may have less trading volume and may be subject to more abrupt or erratic price movements than the overall securities markets. REITs must comply with certain federal income tax law requirements to maintain their federal income tax status. Some REITs (especially mortgage REITs) are affected by risks similar to those associated with investments in debt securities including changes in interest rates and the quality of credit extended.

Foreign risks. Because the Portfolio may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and foreign taxation issues.

Risks of using derivative instruments. In general terms, a derivative instrument is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and options on futures are examples of derivatives. Derivative instruments involve risks different from direct investment in underlying securities. These risks include imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; risks that the transactions may not be liquid; and manager risk.

Manager risk. As with any managed fund, the Portfolio's investment adviser may not be successful in selecting the best-performing securities or investment techniques, and the Portfolio's performance may lag behind that of similar funds.

                               Investor Profile

In light of the Portfolio's investment objectives and strategies, the Portfolio may be appropriate for investors who:

 .  Seek to grow their capital over the long term

 . Are willing to take on the increased risks of an investment concentrated in securities of companies that operate within the same industry

 .  Can withstand volatility in the value of their shares of the Portfolio

 . Wish to add to their investment holdings a portfolio that invests primarily in companies operating in the real estate industry

An investment in the Portfolio is not a deposit of any bank or other insured depository institution. An investment in the Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

An investment in the Portfolio may not be appropriate for all investors. The Portfolio is not intended to be a complete investment program, and investors should consider their long-term investment goals and financial needs when making an investment decision about the Portfolio. An investment in the Portfolio is intended to be a long-term investment and the Portfolio should not be used as a trading vehicle.

                              Annual Performance

One way to measure the risks of investing in the Portfolio is to look at how its performance has varied from year-to-year. The following chart shows the annual returns of the Portfolio's Class I Shares over the four calendar years prior to the date of this prospectus. Sales charges or other expenses at the contract level are not reflected in this chart. If sales charges or other expenses at the contract level had been included, the returns shown below would have been lower. Remember that the past performance of the Portfolio is not indicative of its future performance.

                             [GRAPH APPEARS HERE]

     1996      40.53%
     1997      21.47%
     1998     -11.62%
     1999      -3.37%

The Portfolio's return for the three-month period ended March 31, 2000 was 2.14%.

During the four-year period shown in the bar chart, the highest quarterly return was 19.89% (for the quarter ended December 31, 1996) and the lowest quarterly return was -9.32% (for the quarter ended September 30, 1998).

                            Comparative Performance

As a basis for evaluating the Portfolio's performance and risks, the table below shows how the Portfolio's performance compares with two broad-based market indices that the Portfolio's investment adviser believes are appropriate benchmarks for the Portfolio: Standard & Poor's 500-Stock Index* and the NAREIT Equity Index**. The Portfolio's performance figures do not include sales charges or other expenses at the contract level that would be paid by investors. The indices' performance figures do not include any commissions or sales charges that would be paid by investor purchasing securities represented by the indices. Average annual total returns are shown for the periods ended December 31, 1999 (the most recently completed calendar year prior to the date of this prospectus). Remember that the past performance of the Portfolio is not indicative of its future performance.

Average Annual
Total Returns
for the
Periods Ended                 Past             Since
December 31, 1999            1 Year          Inception
=======================================================
Morgan Stanley
Real Estate
Securities
Portfolio --
Class I Shares                -3.37%             10.70%(1)
 .......................................................
Standard & Poor's
500-Stock Index               21.04%             26.90%(2)
 .......................................................
NAREIT Equity
Index                         -4.62%              6.80%(2)
 .......................................................

Inception dates: (1) 7/3/95, (2) 6/30/95.
* The Standard and Poor's 500-Stock Index consists of 500 widely-held common stocks of companies with market capitalization of $1 billion or more that are a representative sample of approximately 100 industries, chosen mainly for market size, liquidity and industry group representation (assumes dividends are reinvested).

** NAREIT (National Association of Real Estate Investment Trusts) Equity Index is an unmanaged market weighted index of tax-qualified REIT's listed on the New York Stock Exchange, American Stock Exchange and the NASDAQ National Market Systems (including dividends).

                       Van Kampen Life Investment Trust
                              General Information

Van Kampen Life Investment Trust (the "Trust") is an open-end management investment company which offers shares in eleven separate portfolios, including this Morgan Stanley Real Estate Securities Portfolio.

Each portfolio is in effect a separate mutual fund. Each portfolio of the Trust has a different investment objective(s) which it pursues through its investment policies. Each portfolio has its own income, expenses, assets, liabilities and net asset value and each portfolio issues its own shares. Shares of each portfolio represent an interest only in that portfolio.

Shares are sold only to separate accounts (the "Accounts") of various insurance companies to fund the benefits of variable annuity or variable life insurance policies (the "Contracts"). The Accounts may invest in shares of the portfolios in accordance with allocation instructions received from contract owners ("Contract Owners"). Such allocation rights, as well as sales charges and other expenses imposed on Contract Owners by the Contracts, are further described in the accompanying Contract prospectus.

                   Investment Objectives, Policies and Risks

The primary investment objective of the Portfolio is to seek long-term growth of capital. Current income is a secondary investment objective. The investment objectives of the Portfolio may be changed by the Board of Trustees without shareholder approval, but no change is anticipated. If there is a change in the investment objectives of the Portfolio, the Portfolio will notify shareholders and shareholders should consider whether the Portfolio remains an appropriate investment in light of their then current financial position and needs. There are risks inherent in all investments in securities; accordingly there can be no assurance that the Portfolio will achieve its investment objectives.

The Portfolio's investment adviser seeks to achieve the investment objectives by investing primarily in a portfolio of securities of companies operating in the real estate industry. A company operating in the real estate industry is one that derives at least 50% of its assets (marked-to-market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Real estate industry companies include, among others: equity real estate investment trusts, which pool investors' funds for investment primarily in commercial real estate properties; mortgage real estate investment trusts, which invest pooled funds in real estate related loans; brokers or real estate developers; and companies with substantial real estate holdings, such as paper and lumber products and hotel and entertainment companies. Because of the Portfolio's policy of concentrating its investments in real estate securities, the Portfolio may be more susceptible to economic, political or regulatory occurrences affecting the real estate industry than a portfolio without such a policy.

Under normal market conditions, the Portfolio invests at least 65% of its total assets in securities of companies operating in the real estate industry, including equity securities of REITs and other securities of real estate operating companies. The Portfolio's investment adviser diversifies its investments as to issuers, property types and regions. The investment adviser's approach emphasizes a bottom-up stock selection with a top-down asset allocation overlay. Besides equity securities of REITs, the Portfolio may also invest in equity securities, including common stocks and convertible securities, or non-convertible preferred stocks and investment-grade debt securities of real estate industry companies. REITs pool investors' funds for investment primarily in income producing real estate or real estate related loans or interests. REITs can generally be classified as equity REITs, mortgage REITs or a combination of both. Equity REITs, which invest the majority of their assets directly in real property, derive their income from rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs, which invest the majority of their assets in real estate mortgagees, derive their income primarily from interest payments. REITs are not taxed on income distributed to shareholders provided such REITs comply with several requirements of the Internal Revenue Code of 1986, as amended (the "Code").

Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits of the corporation, if any, without preference over any other class of securities, including such entity's debt securities, preferred stock and other senior equity securities. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

A convertible security is a bond, debenture, note, preferred stock, warrant or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer or into cash within a particular period of time at a specified price or formula. A convertible security generally entitles the holder to receive interest paid or accrued on debt securities or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities generally have characteristics similar to both debt and equity securities. The value of convertible securities tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying equity security. Convertible securities ordinarily provide a stream of income with generally higher yields than those of common stock of the same or similar issuers. Convertible securities generally rank senior to common stock in a corporation's capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities generally do not participate directly in any dividend increases or decreases of the underlying equity security although the market prices of convertible securities may be affected by any such dividend changes or other changes in the underlying equity security.

Preferred stock generally has a preference as to dividends and liquidation over an issuer's common stock but ranks junior to debt securities in an issuer's capital structure. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by an issuer's board of directors. Preferred stock may be subject to optional or mandatory redemption provisions. The ability of common stocks and preferred stocks to generate income is dependent on the earnings and continuing declaration of dividends by the issuers of such securities.

Debt securities of a corporation or other entity generally entitle the holder to receive interest, at a fixed, variable or floating interest rate, during the term of the security and repayment of principal at maturity or redemption. The Portfolio invests in investment-grade debt securities (securities rated at the time of investment BBB or higher by Standard & Poor's ("S&P") or rated Baa or higher by Moody's Investors Service, Inc. ("Moody's") or comparably rated by another nationally recognized statistical rating organization ("NRSRO") or unrated securities considered by the Portfolio's investment adviser to be of comparable quality). Credit quality at the time of purchase determines which securities may be acquired, and a subsequent reduction in ratings does not require the Portfolio to dispose of a security. Securities rated BBB by S&P or Baa by Moody's are considered to be medium-grade obligations which possess speculative characteristics so that changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than in the case of higher-rated securities. The ratings assigned by the ratings agencies represent their opinions of the quality of the debt securities they undertake to rate, but not the market value risk of such securities. It should be emphasized that ratings are general and are not absolute standards of quality. A more complete description of security ratings is contained in the Portfolio's Statement of Additional Information.

Under normal market conditions, the Portfolio may invest up to 35% of its total assets in securities of companies outside the real estate industry.

              Risk Factors of Investing in Real Estate Securities

The values and return on securities of companies in the real estate industry may or may not fluctuate in tandem with the overall securities markets. Although the Portfolio does not invest directly in real estate, an investment in the Portfolio generally will be subject to the risks associated with investments in real estate because of its policy of concentrating in the securities of companies operating in the real estate industry. These risks include, among others: declines in the value of real estate; defaults by borrowers or tenants; risks related to general and local economic conditions; overbuilding and increased competition; increases in property taxes, capital expenditures or operating expenses; changes in zoning laws; casualty or condemnation losses; variations in rental income; changes in neighborhood values; the appeal of properties to tenants; changes in interest rates; and political or regulatory occurrences affecting the real estate industry. The value of securities of companies which service the real estate industry also will be affected by such risks. If the Portfolio has rental income or income from the disposition of real property acquired as a result of a default on securities the Portfolio may own, the receipt of such income may adversely affect the Portfolio's ability to retain its tax status as a regulated investment company.

Equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by changes in interest rates and the quality of credit extended. Equity and mortgage REITs are dependent upon management skill, may not be diversified (which may increase the volatility of the REIT's value) and are subject to the risks of financing projects. REITs are subject to heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to qualify for tax-free pass-through of income under the Code and to maintain exemption from the Investment Company Act of 1940, as amended (the "1940 Act"). REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Code. Mortgage REITs, like debt securities, tend to decline in value as interest rates rise. Mortgage REITs are often more susceptible than traditional debt securities to further price declines in periods of rising interest rates because of extension risks (i.e. rising interest rates could cause property owners to prepay their mortgages more slowly than expected when the security was purchased by the Portfolio which may further reduce the market value of such security and lengthen the duration of the security). In addition, mortgage REITs tend to benefit less than traditional debt securities when interest rates decline because underlying mortgages often get prepaid faster than expected in periods of declining interest rates. In addition, the Portfolio indirectly will bear its proportionate share of any expenses paid by the REITs in which it invests.

              Risks of Investing in Securities of Foreign Issuers

The Portfolio may invest up to 25% of total assets in securities of foreign issuers. Securities of foreign issuers may be denominated in U.S. dollars or in currencies other than U.S. dollars. Investments in foreign securities present certain risks not ordinarily associated with investments in securities of U.S. issuers. These risks include fluctuations in foreign currency exchange rates, political, economic or legal developments (including war or other instability, expropriation of assets, nationalization and confiscatory taxation), imposition of foreign exchange limitations (including currency blockage), withholding taxes on dividend or interest payments or capital transactions or other restrictions, higher transaction costs (including higher brokerage, custodial and settlement costs and currency translation costs) and possible difficulty in enforcing contractual obligations or taking judicial action. Also, foreign securities may not be as liquid and may be more volatile than comparable domestic securities.

In addition, there often is less publicly available information about many foreign issuers, and issuers of foreign securities are subject to different, often less comprehensive, auditing, accounting, financial reporting and disclosure requirements than domestic issuers. There is generally less government regulation of stock exchanges, brokers and listed companies abroad than in the U.S., and, with respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, or diplomatic developments which could affect investment in those countries. Because there is usually less supervision and governmental regulation of exchanges, brokers and dealers than there is in the U.S., the Portfolio may experience settlement difficulties or delays not usually encountered in the U.S.

Delays in making trades in foreign securities relating to volume constraints, limitations or restrictions, clearance or settlement procedures, or otherwise could impact yields and result in temporary periods when assets of the Portfolio are not fully invested or attractive investment opportunities are foregone.

The Portfolio may invest in securities of issuers in developing or emerging market countries. Investments in securities of developing or emerging markets are subject to greater risks than investments in securities of developed countries since emerging markets tend to have economic structures that are less diverse and mature and political systems that are less stable than developed countries.

In addition to the increased risks of investing in foreign securities, there are often increased transactions costs associated with investing in foreign securities including the costs incurred in connection with converting currencies, higher foreign brokerage or dealer costs, and higher settlement costs or custodian costs.

The Portfolio may purchase foreign securities in the form of American Depository Receipts, European Depositary Receipts or other securities representing underlying shares of foreign companies. The risks of foreign investments should be considered carefully by an investor in a Portfolio that invests in foreign securities.

       Using Options, Futures Contracts and Options on Futures Contracts

The Portfolio may, but is not required to use, various investment strategic transactions, such as options, futures contracts and options on futures contracts, in several different ways, depending upon the status of the Portfolio's securities and the investment adviser's expectations concerning the securities or currency markets. Although the Portfolio's investment adviser seeks to use the practices to further the Portfolio's investment objectives, no assurance can be given that the use of these practices will achieve this result.

In times of stable or rising securities' prices, the Portfolio generally seeks to be fully invested. Even when the Portfolio is fully invested, however, prudent management requires that at least a small portion of assets be available as cash to honor redemption requests and for other short-term needs. The Portfolio may also have cash on hand that has not yet been invested. The portion of the Portfolio's assets that is invested in cash or cash equivalents does not fluctuate with overall market prices, so that, in times of rising market prices, the Portfolio may underperform the market in proportion to the amount of cash or cash equivalents in the Portfolio. By purchasing stock index futures contracts, however, the Portfolio can compensate for the cash portion of its assets and may obtain performance equivalent to investing all of its assets in securities.

If the Portfolio's investment adviser forecasts a market decline, the Portfolio may seek to reduce its exposure to the securities markets by increasing its cash position. By selling stock index futures contracts instead of Portfolio securities, a similar result can be achieved to the extent that the performance of the futures contracts correlates to the performance of the Portfolio's investments. Sales of futures contracts frequently may be accomplished more rapidly and at less cost than the actual sale of securities. Once the desired hedged position has been effected, the Portfolio could then liquidate securities in a more deliberate manner, reducing its futures position simultaneously to maintain the desired balance, or it could maintain the hedged position.

As an alternative to futures contracts, the Portfolio can engage in options (or stock index options or stock index futures options) to manage the Portfolio's risk in advancing or declining markets. For example, the value of a put option generally increases as the underlying security declines below a specified level, value is protected against a market decline to the degree the performance of the put correlates with the performance of the Portfolio's investment portfolio. If the market remains stable or advances, the Portfolio can refrain from exercising the put and the Portfolio will participate in the advance, having incurred only the premium cost for the put.

The Portfolio is authorized to purchase and sell listed and over-the-counter options ("OTC Options").

OTC Options are subject to certain additional risks including default by the other party to the transaction and the liquidity of the transactions.

In addition to futures and options on securities, the Portfolio may engage in foreign currency futures and options. The Portfolio may use currency options to protect it against declines in the U.S. dollar value of foreign currency denominated securities and against increases in the U.S. dollar cost of such securities to be acquired. As in the case of other kinds of options, however, the selling of an option on a foreign currency constitutes only a partial hedge, up to the amount of the premium received, and the Portfolio could be required to cover its position by purchasing or selling foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on a foreign currency may constitute an effective hedge against fluctuations in exchange rates although, in the event of rate movements adverse to a Portfolio's position, the Portfolio may forfeit the entire amount of the premium plus related transaction costs. Options on foreign currencies in which the Portfolio invests are traded on U.S. and foreign exchanges or over-the-counter.

In certain cases, the options and futures markets provide investment or risk management opportunities that are not available from direct investments in securities. In addition, some strategies can be performed with greater ease and at lower cost by utilizing the options and futures markets rather than purchasing or selling portfolio securities or currencies. However, such transactions involve risks different from the direct investment in underlying securities such as imperfect correlation between the value of the instruments and the underlying assets, risks of default by the other party to certain transactions, risks that the transactions may incur losses that partially or completely offset gains in portfolio positions, risks that the transactions may not be liquid and manager risk. In addition, such transactions may involve commissions and other costs, which may increase the Portfolio's expenses and reduce its return. A more complete discussion of options, futures contracts and related options and their risks is contained in the Statement of Additional Information.

                  Other Investment Practices and Risk Factors

The Portfolio may engage in repurchase agreements with broker-dealers, banks and other financial institutions to earn a return on temporarily available cash. Such transactions are subject to the risk of default by the other party.

The Portfolio may invest up to 15% of its net assets in illiquid securities and certain restricted securities. Such securities may be difficult or impossible to sell at the time and the price that the Portfolio would like. Thus, the Portfolio may have to sell such securities at a lower price, sell other securities instead to obtain cash or forego other investment opportunities.

The Portfolio may purchase and sell debt securities on a "when-issued" or "delayed delivery" basis ("Forward Commitments"). These transactions occur when securities are purchased or sold by the Portfolio with payment and delivery taking place in the future, frequently a month or more after such transaction. The price is fixed on the date of the commitment, and the seller continues to accrue interest on the securities covered by the Forward Commitment until delivery and payment take place. At the time of settlement, the market value of the securities may be more or less than the purchase or sale price. The Portfolio may either settle a Forward Commitment by taking delivery of the securities or may either resell or repurchase a Forward Commitment on or before the settlement date in which event the Portfolio may reinvest the proceeds in another Forward Commitment. These transactions are subject to market risk as the value or yield of a security at delivery may be more or less than the purchase price or the yield generally available on securities when delivery occurs. When engaging in Forward Commitments, the Portfolio relies on the other party to complete the transaction. Should the other party fail to do so, the Portfolio might lose a purchase or sale opportunity that could be more advantageous than alternative opportunities at the time of the failure. The Portfolio maintains a segregated account (which is marked to market daily) of cash or liquid portfolio securities with the Portfolio's custodian in an aggregate amount equal to the amount of its commitment as long as the obligation to purchase or sell continues.

The Portfolio may sell securities without regard to the length of time they have been held in order to take advantage of new investment opportunities or when the Portfolio's investment adviser believes the securities' potential relative to the Portfolio's investment objectives has lessened or otherwise. The Portfolio's turnover rate is shown under the heading "Financial Highlights." The portfolio turnover rate for the Portfolio may vary from year to year. A high portfolio turnover rate (100% or more) increases a fund's transaction costs, including brokerage commissions or dealer costs, and may result in the realization of more short-term capital gains than if a fund had lower portfolio turnover. Increases in a fund's transaction costs would adversely impact the fund's performance. The turnover rate will not be a limiting factor, however, if the Portfolio's investment adviser considers portfolio changes appropriate.

Further information about these types of investments and other investment practices that may be used by the Portfolio is contained in the Statement of Additional Information which can be obtained by investors free of charge as described on the back cover of this prospectus.

Temporary defensive strategy. When market conditions dictate a more
"defensive" investment strategy, the Portfolio may invest on a temporary basis a portion or all of its assets in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, prime commercial paper, certificates of deposit, bankers' acceptances and other obligations of domestic banks having total assets of at least $500 million, and repurchase agreements. Under normal market conditions, the potential for capital growth on these securities will tend to be lower than the potential for capital growth on other securities that may be owned by the Portfolio. In taking such a defensive position, the Portfolio would not be pursuing and may not achieve its investment objectives.


                              Investment Advisory

                                   Services

                              Investment Adviser

Van Kampen Asset Management Inc. is the investment adviser for the Portfolio (the "Adviser"). The Adviser is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $90 billion under management or supervision as of December 31, 1999. Van Kampen Investments' more than 50 open-end and 39 closed-end funds and more than 2,700 unit investment trusts are professionally distributed by leading authorized dealers nationwide. Van Kampen Funds Inc., the distributor of the Portfolio (the "Distributor") and the sponsor of the funds mentioned above, is also a wholly owned subsidiary of Van Kampen Investments. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Adviser's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

Advisory agreement. The Portfolio retains the Adviser to manage the investment of its assets and to place orders for the purchase and sale of its portfolio securities. Under an investment advisory agreement between the Adviser and the Trust, on behalf of the Portfolio, the Portfolio pays the Adviser a monthly fee computed based upon an annual rate applied to average daily net assets of the Portfolio as follows:

                                                                        % Per
Average Daily Net Assets                                                Annum
=============================================================================
First $500 million                                                      1.00%
----------------------------------------------------------------------------
Next $500 million                                                       0.95%
----------------------------------------------------------------------------
Over $1 billion                                                         0.90%
----------------------------------------------------------------------------

The Portfolio's average daily net assets are determined by taking the average of all the determinations of the net assets during a given calendar month. Such fee is payable for each calendar month as soon as practicable after the end of that month.

After voluntary fee waivers, the effective advisory fee rate was 0.97% of the Portfolio's average daily net assets for the fiscal year ended December 31, 1999.

Under the advisory agreement, the Adviser furnishes offices, necessary facilities and equipment and provides administrative services to the Portfolio. The Portfolio pays all charges and expenses of its day-to-day operations, including service fees, distribution fees, custodian fees, legal and independent accountant fees, the costs of reports and proxies to shareholders, compensation of trustees (other than those who are affiliated persons of the Adviser, Distributor or Van Kampen Investments) and all other ordinary business expenses not specifically assumed by the Adviser.

The Adviser may utilize at its own expense credit analysis, research and trading support services provided by its affiliate, Van Kampen Investment Advisory Corp. ("Advisory Corp.").

                             Investment Subadviser

Morgan Stanley Dean Witter Investment Management Inc. is the subadviser (the "Subadviser") for the Portfolio. The Subadviser is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., and is an affiliate of the Adviser. The Subadviser conducts a worldwide portfolio management business and provides a broad range of portfolio management services to customers in the United States and abroad. At December 31, 1999, the Subadviser, together with its affiliated institutional asset management companies, managed assets of approximately $184.8 billion, including assets under fiduciary advice. The Subadviser's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. On December 1, 1998, Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Dean Witter Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.

Subadvisory agreement. The Adviser has entered into a subadvisory agreement with the Subadviser to assist the Adviser in performing its investment advisory functions. The Adviser pays the Subadviser on a monthly basis a portion of the net advisory fees the Adviser receives from the Fund.

                                    General

From time to time, the Adviser, the Subadviser or the Distributor may voluntarily undertake to reduce the Fund's expenses by reducing the fees payable to them or by reducing other expenses of the Fund in accordance with such limitations as the Adviser, the Subadviser or Distributor may establish.

Personal investment policies. The Portfolio, the Adviser, the Subadviser and the Distributor have adopted Codes of Ethics designed to recognize the fiduciary relationships among the Portfolio, the Adviser, the Subadviser, the Distributor and their respective employees. The Codes permit directors, trustees, officers and employees to buy and sell securities for their personal accounts subject to certain restrictions. Persons with access to certain sensitive information are subject to preclearance and other procedures designed to prevent conflicts of interest.

Portfolio management. The Portfolio is managed by Theodore R. Bigman and Douglas
A. Funke. Theodore R. Bigman joined the Subadviser in 1995 and currently is a Managing Director of the Subadviser and Morgan Stanley & Co. Incorporated. He has primary responsibility for managing the Subadviser's global real estate securities business. Prior to joining the Subadviser, he was a Director at CS First Boston, where he worked for eight years in the Real Estate Group. While at CS First Boston, Mr. Bigman established and managed that firm's REIT effort, including primary responsibility for $2.5 billion of initial public offerings by REITs. Mr. Bigman graduated from Brandeis University in 1983 with a B.A. in Economics and received his M.B.A. from Harvard University in 1987. Mr. Bigman has shared primary responsibility for managing the Portfolio's assets since March 1995.

Douglas A. Funke joined Morgan Stanley & Co. Incorporated in 1993 as a Financial Analyst. Currently, he is Vice President of the Subadviser and Morgan Stanley & Co. Incorporated and is responsible for providing research and analytical support for the group's real estate securities investment business. Prior to joining the Subadviser, he was a member of Morgan Stanley's Interest Rate and Foreign Exchange Risk Management Group, where he assisted in the execution of more than $3 billion of structured financings and firm-related risk management projects. Mr. Funke graduated from the University of Chicago in 1993 with a B.A. in Economics and Political Science. He is a member of the National Association of Real Estate Investment Trusts and the New York Society of Securities Analysts. Mr. Funke has shared primary responsibility for managing the Portfolio's assets since January 1999.

                              Purchase of Shares

The Portfolio offers two classes of shares -- designated as Class I Shares and Class II Shares. Prior to April 28, 2000, the Portfolio issued one class of shares and that class of shares has been designated as Class I Shares. The Class I Shares of the Portfolio are offered by this prospectus (Class II Shares of the Portfolio are offered through a separate prospectus). Each class of shares represents an interest in the same portfolio of investments of the Portfolio and has the same rights, except for the differing distribution fees, services fees and related expenses associated with each class of shares and the exclusive voting rights by each class with respect to any Rule 12b-1 distribution plan or service plan for such class of shares. Investors can contact their financial adviser for more information regarding the insurance company's Accounts and class of the Portfolio's shares available through such Accounts.

The Portfolio offers shares only to Accounts of various insurance companies to fund the benefits of variable annuity or variable life insurance contracts. The Portfolio does not foresee any disadvantage to holders of Contracts arising out of the fact that the interests of the holders may differ from the interests of holders of life insurance policies and that holders of one insurance policy may differ from holders of other insurance policies. Nevertheless, the Portfolio's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. The Contracts are described in the separate prospectuses issued by participating insurance companies and accompanying this Portfolio prospectus.

The Portfolio continuously offers shares to the Accounts at prices equal to the respective per share net asset value of the Portfolio. The Distributor, located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555, acts as the distributor of the shares. The Portfolio and the Distributor reserves the right to refuse any order for the purchase of shares. Net asset value is determined in the manner set forth below under "Determination of Net Asset Value."

                       Determination of Net Asset Value

Net asset value per share is computed for the Portfolio as of the close of trading (currently 4:00 p.m., New York time) each day the New York Stock Exchange is open. See the accompanying prospectus for the policies observed by the insurance company. Net asset value of the Portfolio is determined by adding the total market value of all portfolio securities held by the Portfolio, cash and other assets, including accrued interest. All liabilities, including accrued expenses, of the Portfolio are subtracted. The resulting amount is divided by the total number of outstanding shares of the Portfolio to arrive at the net asset value of each share. See "Determination of Net Asset Value" in the Statement of Additional Information for further information.

Securities listed or traded on a national securities exchange are valued at the last sale price. Unlisted securities and listed securities for which the last sales price is not available are valued at the mean between the last reported bid and asked prices. U.S. government and agency obligations are valued at the mean between the last reported bid and asked prices. Listed options are valued at the last reported sale price on the exchange on which such option is traded or, if no sales are reported, at the mean between the last reported bid and asked prices. Private placement securities are valued at the last reported bid price. Securities for which market quotations are not readily available and other assets are valued at a fair value in good faith by the Adviser in accordance with procedures established by the Portfolio's Board of Trustees. Short-term investments for the Portfolio are valued as described in the notes to financial statements in the Statement of Additional Information.

Trading in securities on many foreign securities exchanges (including European and Far Eastern securities exchange) and over-the-counter markets is normally completed before the close of business on each business day in New York (i.e., a day on which the Exchange is open). In addition, securities trading in a particular country or countries may not take place on all business days for the Exchange or may take place on days which are not business days for the Exchange. Changes in valuations on certain securities may occur at times or on days on which the Portfolio's net asset value is not calculated and on which the Portfolio does not effect sales, redemptions and exchanges of its shares. The Portfolio calculates net asset value per share, and therefore effects sales, redemptions and exchanges of its shares, as of the close of trading on the Exchange each day the Exchange is open for trading. Such calculation does not take place contemporaneously with the determination of the prices of certain foreign portfolio securities used in such calculation. If events materially affecting the value of such securities occur between the time when their price is determined and the time when the Portfolio's net asset value is calculated, such securities may be valued at fair value as determined in good faith by the Adviser based in accordance with procedures established by the Portfolio's Board of Trustees.

                             Redemption of Shares

Payment for shares tendered for redemption by the insurance company is made ordinarily in cash within seven days after tender in proper form, except under unusual circumstances as determined by the SEC.

The redemption price will be the net asset value per share next determined after the receipt of a request in proper form. The market values of the securities in the Portfolio are subject to daily fluctuations and the net asset value per share of the Portfolio's shares will fluctuate accordingly. Therefore, the redemption value may be more or less than the investor's cost.

                                  Dividends,
                                Distributions
                                  and Taxes

All dividends and capital gains distributions of the Portfolio are automatically reinvested by the Account in additional shares of the Portfolio.

Dividends from stocks and interest earned from other investments are the main sources of income for the Portfolio. Substantially all of this income, less expenses, is distributed to Accounts at least annually. When the Portfolio sells portfolio securities, it may realize capital gains or losses, depending on whether the prices of the securities sold are higher or lower than the prices the Portfolio paid to purchase them. The Portfolio distributes any net capital gains to Accounts at least annually.

Tax status of the portfolio. The Portfolio has elected and qualified, and intends to continue to qualify, to be taxed as a "regulated investment company" under the Code. By maintaining its qualification as a regulated investment company, the Portfolio is not subject to federal income taxes to the extent it distributes its investment company taxable income and net capital gains. If for any taxable year the Portfolio does not qualify for the special tax treatment afforded regulated investment companies, all of its taxable income, including any net capital gain, would be subject to tax at regular corporate rates (without any deduction for distributions to shareholders).

Tax treatment to insurance company as shareholder. The investments of the Accounts in the Portfolios are subject to the diversification requirements of
Section 817(h) of the Code, which must be met at the end of each calendar quarter of the year (or within 30 days thereafter). Regulations issued by the Secretary of the Treasury have the effect of requiring the Accounts to invest no more than 55% of their total assets in securities of any one issuer, no more than 70% in the securities of any two issuers, no more than 80% in the securities of any three issuers, and no more than 90% in the securities of any four issuers. For this purpose, the U.S. Treasury and each U.S. Government agency and instrumentality is considered to be a separate issuer. In the event the investments of the Accounts in the Portfolio are not properly diversified under Code Section 817(h), then the policies funded by shares of the Portfolio will not be treated as life insurance for federal income tax purposes and the owners of the policies will be subject to taxation on their respective shares of the dividends and distributions paid by the Portfolio.

Dividends paid by the Portfolio from its income and distributions of the Portfolio's investment company taxable income (consisting generally of taxable income net short-term capital gain) are includable in the insurance company's gross income. The tax treatment of such dividends and distributions depends on the insurance company's tax status. Some portion of the dividends from the Portfolio may be eligible for the dividends received deduction for corporations if the Portfolio receives qualifying dividends during the taxable year and if certain other requirements of the Code are satisfied. The Portfolio will send to the Accounts a written notice (contained in the annual report) required by the Code designating the amount and character of any distributions made during such year.

Under the Code, any dividends designated as being made from the Portfolio's net capital gains are taxable to the insurance company as long-term capital gains. Such capital gain dividends will be designated as such in a written notice to the Accounts (contained in the annual report). Capital gain dividends are not eligible for the dividends received deduction for corporations. Dividends and capital gain dividends to the insurance company may also be subject to state and local taxes.

As described in the accompanying prospectus for the Contracts, the insurance company reserves the right to assess the Account a charge for any taxes paid by the insurance company.

                             Financial Highlights

The financial highlights table is intended to help you understand the financial performance of the Portfolio's Class I Shares for the past five years. Prior to April 28, 2000, the Portfolio issued one class of shares and that class of shares has been designated as Class I Shares. Certain information reflects financial results for a single Class I Share of the Portfolio. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, independent accountants, whose reports, along with the Portfolio's financial statements, are included in the Statement of Additional Information and may be obtained by shareholders without charge by calling the telephone number on the back cover of this prospectus. This information should be read in conjunction with the financial statements and notes thereto included in the Statement of Additional Information.

                                                                                                                July 3, 1995
                                                                                                               (Commencement
                                                                                                               of Investment
                                                                          Year Ended December 31,              Operations) to
                                                            ------------------------------------------
                                                              1999        1998       1997        1996       December 31, 1995
=============================================================================================================================
Net Asset Value, Beginning of the Period.................   $13.759     $15.846    $ 14.784    $ 10.74               $  10.00
                                                            -------     -------    --------    -------               --------
     Net Investment Income...............................      .676        .781        .464       .217                    .20
     Net Realized and Unrealized Gain/Loss...............    (1.150)     (2.597)      2.617      4.117                  .6325
                                                            -------     -------    --------    -------               --------
Total from Investment Operations.........................     (.474)     (1.816)      3.081      4.334                  .8325
                                                            -------     -------    --------    -------               --------
Less:
     Distributions from Net Investment Income............      .913        .025        .470       .199                  .0925
     Distributions from Net Realized Gain................       -0-        .246       1.549       .091                    -0-
                                                            -------     -------    --------    -------               --------
Total Distributions......................................      .913        .271       2.019       .290                  .0925
                                                            -------     -------    --------    -------               --------
Net Asset Value, End of the Period.......................   $12.372     $13.759    $ 15.846    $14.784               $  10.74
                                                            =======     =======    ========    =======               ========
Total Return*............................................     (3.37%)    (11.62%)     21.47%     40.53%                  8.35%**
Net Assets at End of the Period (In millions)............   $ 149.6     $ 208.8    $  299.4    $ 167.5               $    8.6
Ratio of Expenses to Average Net Assets* ................      1.10%       1.08%       1.07%      1.10%                  2.50%
Ratio of Net Investment Income to Average
     Net Assets*.........................................      3.74%       4.72%       3.42%      5.06%                  3.75%
Portfolio Turnover.......................................        23%        110%        177%        84%                    85%**
*If certain expenses had not been assumed by the
 Adviser, Total Return would have been lower and the
 ratios would have been as follows:
Ratio of Expenses to Average Net Assets..................      1.13%       N/A         N/A        1.27%                  2.90%
Ratio of Net Investment Income to Average Net Assets.....      3.71%       N/A         N/A        4.89%                  3.36%

** Non-Annualized

N/A = Not Applicable

                        Board of Trustees and Officers

                               Board of Trustees

J. Miles Branagan                                    Richard F. Powers, III*

Jerry D. Choate                                      Phillip B. Rooney

Linda Hutton Heagy                                   Fernando Sisto

R. Craig Kennedy                                     Wayne W. Whalen*, Chairman

Mitchell M. Merin*                                   Suzanne H. Woolsey

Jack E. Nelson


                                   Officers

Richard F. Powers, III*
President

Stephen L. Boyd*
Executive Vice President and Chief Investment Officer

A. Thomas Smith III*
Vice President and Secretary

John H. Zimmerman, III*
Vice President

Michael H. Santo*
Vice President

Peter W. Hegel*
Vice President

John L. Sullivan*
Vice President, Chief Financial Officer & Treasurer

* "Interested persons" of the Fund, as defined in the Investment Company Act of 1940, as amended.

                             For More Information

Existing Shareholders or Prospective Investors
Call your broker or (800) 341-2929
7:00 a.m. to 7:00 p.m. Central time
Monday through Friday

Dealers
For dealer information, selling agreements, wire orders, or redemptions, call the Distributor at (800) 421-5666
Telecommunications Device for the Deaf
For shareholder and dealer inquiries through Telecommunications Device for the Deaf (TDD), call
(800) 421-2833

Web Site www.vankampen.com

Van Kampen Life Investment Trust--
Morgan Stanley Real Estate
Securities Portfolio
1 Parkview Plaza
PO Box 5555
Oakbrook Terrace, IL 60181-5555

Investment Adviser

Van Kampen Asset Management Inc.
1 Parkview Plaza
PO Box 5555
Oakbrook Terrace, IL 60181-5555

Investment Subadviser

Morgan Stanley Dean Witter
Investment Management Inc.
1221 Avenue of the Americas
New York, NY 10020

Distributor

Van Kampen Funds Inc.
1 Parkview Plaza
PO Box 5555
Oakbrook Terrace, IL 60181-5555

Transfer Agent
Van Kampen Investor Services Inc.
PO Box 218256
Kansas City, MO 64121-8256
Attn: Van Kampen Life Investment Trust--
Morgan Stanley Real Estate Securities Portfolio

Custodian
State Street Bank and Trust Company
225 West Franklin Street, PO Box 1713
Boston, MA 02105-1713
Attn: Van Kampen Life Investment Trust--
Morgan Stanley Real Estate Securities Portfolio

Legal Counsel

Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606

Independent Accountants

Pricewaterhousecoopers LLP
200 East Randolph Street
Chicago, IL 60601

                                  Van Kampen

                             Life Investment Trust

                                Morgan Stanley

                                  Real Estate

                             Securities Portfolio


                                CLASS I SHARES
                                  PROSPECTUS

                                April 28, 2000

A Statement of Additional Information, which contains more details about the Trust and the Portfolio, is incorporated by reference in its entirety into this prospectus.

You will find additional information about the Portfolio in its annual and semiannual reports to shareholders. The annual report explains the market conditions and investment strategies affecting the Portfolio's performance during its last fiscal year.

You can ask questions or obtain a free copy of the Portfolio's reports or the Statement of Additional Information by calling (800) 341-2911 from 7:00 a.m. to 7:00 p.m., Central time, Monday through Friday. Telecommunications Device for the Deaf users may call (800) 421-2833.

Information about the Trust and the Portfolio, including the reports and Statement of Additional Information, has been filed with the Securities and Exchange Commission (SEC). It can be reviewed and copied at the SEC's Public Reference Room in Washington, DC or on the EDGAR database on the SEC's internet site (http://www.sec.gov). Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. You can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC's e-mail address (publicinfo@sec.gov), or by writing the Public Reference Section of the SEC, Washington, DC 20549-6009, and paying a duplication fee.


                                  Van Kampen
                                     Funds

The Fund's Investment Company Act File No. is 811-4424.